06017629

SurfControl®

SEC MAIL PROCESSING
RECEIVED
OCT 04 2006
WASH. D.C. 213 SECTION

September 29, 2006

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

SUPPL

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements and press releases:

- REG-SurfControl PLC Holding(s) in Company, dated September 26, 2006
- REG-SurfControl PLC Holding(s) in Company, dated September 27, 2006

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

PROCESSED
OCT 2 3 2006
THOMSON
FINANCIAL

Sincerely,

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

dw 10/25

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:5166J
Surfcontrol PLC
26 September 2006

LETTER TO: SURFCONTROL PLC
DATED: 25 SEPTEMBER 2006

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 21-September-06 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 5.15%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are below.

The issued capital of 31,419,000 is the latest figure available to us.

FROM: GEOFF SMITH
BARCLAYS PLC

LEGAL ENTITY REPORT

SURFCONTROL SEDOL: 0290179

As at 21 September 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 1,618,823 ORD GBP0.10 representing 5.15% of the issued share capital of 31,419,000 units.

Legal Entity	Holding	Percentage Held
Barclays Global Investors Ltd	1,093,990	3.4819
Gerrard Ltd	14,658	.0467
Barclays Capital Securities Ltd	419,943	1.3366
Barclays Life Assurance Co Ltd	90,232	.2872
Group Holding	1,618,823	5.1524

REGISTERED HOLDERS REPORT

SURFCONTROL SEDOL: 0290179

As at 21 September 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 1,618,823 ORD GBP0.10 representing 5.15% of the issued share capital of 31,419,000 units.

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMITED		408,981
BARCLAYS CAPITAL NOMINEES LIMITED		10,962
CHASE NOMINEES LTD	16376	12,991
CHASE NOMINEES LTD	20947	681,953

CHASE NOMINEES LTD	21359	58,737
CHASE NOMINEES LTD	28270	8,909
CHASE NOMINEES LTD	28270	6,689
JP MORGAN (BGI CUSTODY)	16331	12,227
JP MORGAN (BGI CUSTODY)	16341	25,837
JP MORGAN (BGI CUSTODY)	16341	15,041
JP MORGAN (BGI CUSTODY)	16344	6,479
JP MORGAN (BGI CUSTODY)	16345	15,050
JP MORGAN (BGI CUSTODY)	16400	192,374
JP MORGAN (BGI CUSTODY)	16482	129,138
JP MORGAN (BGI CUSTODY)	18409	18,797
R C Greig Nominees Limited		11,355
R C Greig Nominees Limited GP1		1,185
R C Greig Nominees Limited SA1		2,118
Total		1,618,823

END

HOLBLGDCIUDGGLL

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:5410J
Surfcontrol PLC
27 September 2006

Letter to SurfControl Plc
Dated 26 September 2006

We hereby notify you in fulfilment of the obligation of disclosure imposed by the provisions of Sections 198 et seq., Part IV of the Companies Act (1985) (the "Act"), that:

(a) As of September 25, 2006, Artisan Partners Limited Partnership, was interested in aggregate, for the purposes of the Act,in 2,805,162 ordinary shares ("APLP Shares") comprised in the relevant share capital, as defined in section 198(2) of the Act, of SurfControl Plc (the "Company"). Of the APLP Shares, Artisan International Value Fund was interested in 1,603,124 ordinary shares ("Fund Shares").

(b) We believe that the APLP Shares represented approximately 8.93% of the total issued share capital of the Company as of September 25,2006.

(c) So far as we are aware at the date of this notice, the registered holders of the APLP Shares are as follows:

Nominee	Shares
State Street Nominees Limited	1,812,365
The Bank of New York Nominees Limited	691,881
Mellon Trust	182,250
Brown Brothers Harriman	102,552
Chase Nominees Limited	16,114

Of the 1,812,365 shares held by State Street Nominees Limited, 1,603,124 are the Fund Shares.

(d) In addition, Artisan Investment Corporation, Andrew A. Ziegler, and Carlene M. Ziegler, have a notifiable interest in the APLP Shares by virtue of Section 203(3) of the Act;

(e) So far as we are aware as at the date of this notice, none of the APLP Shares comprise an interest falling within Section 203(5) of the Act.

(f) This notification is given in fulfilment of the obligations of each of Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A. Ziegler, Carlene M. Ziegler, and Artisan International Value Fund under the requirements of the Act. This notice constitutes separate notifications that have been combined solely for the purposes of clarity and efficiency; it is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

(g) If you have any questions in relation to the contents of this notification, please contact Graeme Baldwin at Herbert Smith LLP on +44 (0)20 7466 2751.

ARTISAN INVESTMENT CORPORATION
for itself and as general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

By: Janet D.Olsen*

ANDREW A ZIEGLER

Andrew A. Ziegler*

CARLENE MURPHY ZIEGLER

Carlene Murphy Ziegler*

ARTISAN FUNDS, INC.
on behalf of its series ARTISAN INTERNATIONAL VALUE FUND

By: Janet D.Olsen*
----

* By
Janet D. Olsen
Vice President of Artisan Investment Corporation
Attorney-in-Fact for Andrew A. Ziegler
Attorney-in-Fact for Carlene Murphy Ziegler
General Counsel and Secretary of Artisan Funds, Inc.

END

HOLGCGDCIUDGGLR